

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 6, 2018

Martyn Wade
Chief Executive Officer
Grindrod Shipping Holdings Ltd.
#03-01 Southpoint
200 Cantonment Road
Singapore 089763

> **Re:** **Grindrod Shipping Holdings Ltd.**
> **Draft Registration Statement on Form 20-F**
> **Submitted January 10, 2018**
> **CIK No. 0001725293**

Dear Mr. Wade:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. You disclose on page 19 that from time to time on charterers' instructions, your vessels may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government or identified by the U.S. government as state sponsors of terrorism. Iran, North Korea, Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and/or export controls. Please tell us whether your charter parties/contracts include provisions relating to your vessels calling on ports in those countries.

2. You disclose on page 20 that certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts

with countries identified by the U.S. government as state sponsors of terrorism and that these investors may decide not to invest in, or to divest from, your securities. It appears from this disclosure that you may enter into contracts with U.S.-designated state sponsors of terrorism. Please clarify for us whether you anticipate entering into such contracts and, if so, describe for us the types of contracts you may enter into with U.S.-designated state sponsors of terrorism.

Explanatory Note, page i

The Spin-Off, page i

3. We note your disclosure that Parent's "ordinary shareholders" will receive Convertible Notes in connection with the spin-off. Please tell us whether Parent has any other outstanding securities, and, to the extent that it does, please tell us whether holders of these securities will receive securities in your company. In this regard, we note that Parent's website references "Preference Shareholders" and that you disclose that you do not have any debt securities, warrants, rights, ADSs or other securities and following the Spin-Off, no preference shares will be outstanding.

4. Please tell us, with a view towards revised disclosure, why you are issuing convertible notes that will be distributed to Parent's ordinary shareholders and immediately convert into ordinary shares rather than distributing ordinary shares.

5. Your disclosure on page i that Grindrod Shipping "will not be managed by . . . Parent's shareholders" seems to contradict your disclosure on page 40 and on page 92 that certain of your executive officers and directors have a financial interest in Parent as a result of their beneficial ownership of Parent's equity. Please revise for clarity and consistency.

6. Please clarify here, if true, that GSPL and GSSA are wholly-owned subsidiaries of the Parent and clarify whether the convertible notes will be issued by Grindrod Shipping or by GSSA and GSPL. In this regard, we note that you refer to the GSSA Convertible Notes and the GSPL Convertible Notes on page 132.

7. Please clarify here and throughout, if true, that Parent intends to sell OACL and Unicorn Bunker prior to the Spin-Off and that you will not receive these businesses when Parent transfers GSPL and GSSA to you in connection with the Spin-Off. Please also clarify, if true, that the proceeds of the dispositions will remain with Grindrod Shipping.

Risk Factors, page 6

8. Please include a risk factor that addresses your obligation to fund certain funding shortfalls of Leopard Tankers and your guarantee of 50% of Leopard Tanker's $138.5 million credit facility.

Servicing our current or future indebtedness limits funds, page 27

9. Please disclose the number of vessels in your fleet that are used as collateral securing debt so that investors understand the risk of a default under your credit facilities.

Information on the Company, page 44

Business Overview, page 44

Our Competitive Strengths, page 45

10. Please balance your disclosure regarding your strong balance sheet by addressing your declining revenues and increasing net losses. In this regard, we note your disclosure regarding the "downturn in drybulk and tanker markets." Please clarify here the effect this downturn has had on your balance sheet.

Our Fleet, page 47

11. Please update your chart on pages 47 to 49 to disclose the charter-in expiration date if the option to extend is exercised.

12. We note the statement on page 11 that you have purchase options to acquire five vessels that you time charter. Please revise to disclose the material terms of these purchase options.

13. We note your disclosure that the time charter for Berg expired in 2017. Please update your chart on page 48.

Employment of Our Fleet, page 50

Commercial Pools, page 50

14. Please expand your discussion of your IVS Handysize pool, the Handy Tanker pool and the Brostrom tanker pool to clarify how revenues are allocated among vessels in each pool and how your vessels compare to the other vessels in these pools with respect to the variables upon which revenue allocations are made.

Our Joint Ventures, page 52

IVS Bulk Pte. Ltd., page 52

15. Please disclose the term of your $25.6 million loan to IVS Bulk and the conversion ratio if you choose to convert all or a portion of the loan into additional equity. In addition,

please briefly describe the conditions that would trigger the need to receive approval from your partners for the conversion of the loan balance to equity.

Leopard Tankers Pte. Ltd., page 52

16. Please disclose the term of the loan you made to Leopard Tankers.

Management of Our Business, page 53

17. We note your disclosure that you expect to enter into a transition service agreement with Parent in connection with the Spin-Off. Please revise to describe the material terms of this agreement, including any amounts you expect to pay under such agreement, and, to the extent factually supportable, revise your pro forma financial statements to include adjustments for such amounts. Please also disclose whether there will be any other financial transactions or arrangements between you and Parent in connection with the Spin-Off, including any special dividends, cash contributions or any new indebtedness.

Operating and Financial Review and Prospects, page 68

Non-GAAP Financial Measures, page 71

18. Please reconcile the non-GAAP measure TCE Revenue to the most directly comparable GAAP measures presented on the Combined Statement of Profit or Loss and Other Comprehensive Income in accordance with Item 10(e)(1)(i)(B) of Regulation S-K, which appears to be revenue of $371,532 million and $434,439 million in 2016 and 2015 respectively.

Directors, Senior Management and Employees, page 88

Directors, page 88

19. We note that Quah Ban Huat is a director of other shipping companies. In an appropriate section of your registration statement, please address any potential conflicts of interest he may have with your business or tell us why you believe this is not necessary.

Compensation of Directors and Senior Management, page 90

20. Please revise to disclose the aggregate amount of compensation paid to your directors and senior management in the most recently completed fiscal year. Refer to Item 6.B of Form 20-F.

Related Party Transactions, page 94

21. Please identify which of your loan agreements and joint venture agreements are with related parties. In addition, please identify here the agreements you have or expect to have with Parent in connection with the Spin-Off.

The Offer and Listing, page 96

22. Please disclose how cash payments are settled in accordance with Schedule 18 of the JSE Listing Requirements and how the value of the fractional interest will be determined.

Grindrod Shipping Pte. Ltd. and Grindrod Shipping (South Africa) Pty Ltd Combined Statements of Financial Position, page F-6

Notes to Financial Statements, page F-9

Significant Accounting Policies, page F-10

Business Combinations, page F-16

23. Please correct the second bullet point to reference the correct international accounting guidance. In this regard, it would appear you mean to reference IFRS 2 rather than IAS 102.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty, page F-29

Key sources of estimation uncertainty, page F-30

Ship life, residual value and impairment, page F-31

24. We note from page 73 that at June 30, 2017, the fair value of your vessels is lower than carrying value by $66 million. Please disclose your specific key assumptions used pursuant to paragraphs 134 and 135 and illustrative example 9 of IAS 36. For example, quantify the assumptions used in the valuations, including how the forecasted time charter rates beyond the contracted charter rate period through the end of a vessel's useful life were determined as well as the period of projected cash flows. Additionally, revise to disclose growth rate assumptions and inflation factors for determining revenues and costs.

Ships, Property, Plant and Equipment, page F-46

25. Please revise to provide further details on the nature of the price adjustments that occurred in 2016 and 2015 related to 2014. Your response should address whether these price adjustments happen on a regular basis, when the amount is determined, when you

accrue for the adjustment and why the 2015 adjustment is classified differently than the 2016 adjustment on the table on page F-46.

26. Please reconcile the reclassifications of ships to inventory on page F-46 to the amounts you disclosed as reclassifications to inventory in the table on the bottom of page F-45.

Other Reserves, page F-59

Non-distributable reserve, page F-60

27. Please explain the transaction resulting from the buyback of the BBBEE shareholdings that resulted in the non-distributable reserve in 2014. Your response should address the restructure of the group, why the difference between the acquisition price and the fair value resulted in an entry to equity and the accounting literature that supports the basis for your conclusions.

You may contact Heather Clark at (202) 551-3624 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Joshua Wechsler
        Fried, Frank, Harris, Shriver & Jacobson LLP